

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2012

<u>Via E-mail</u>
John C. Martin, Ph.D.
Chairman and Chief Executive Officer
Gilead Sciences, Inc.
333 Lakeside Drive,
Foster City, CA 06410

      Re: Gilead Sciences, Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2011
             Filed February 23, 2011
             File No. 000-19731

Dear Dr. Martin:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Joel Parker

                Joel Parker
                Accounting Branch Chief